UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-114502
GENERAL NUTRITION CENTERS, INC.
(Exact name of registrant as specified in its charter)
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222
(412) 288-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8 1/2% Senior Subordinated Notes due 2010
8 5/8% Senior Notes due 2011
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
                    8 1/2% Senior Subordinated Notes due 2010: 26
                    8 5/8% Senior Notes Due 2011: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, General Nutrition Centers, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 16, 2007	By:	/s/ Mark L. Weintrub

Mark L. Weintrub Senior Vice President, Chief Legal Officer and Secretary
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.